BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

(unaudited)

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	June 30, 2026 $	December 31, 2025 $
	(unaudited)

Assets
Current assets
Cash	9,729,250	20,939,224
Short-term investments	57,500	57,500
Other receivables	77,690	53,354
Prepaid expenses and deposits	1,097,967	1,366,009
Total current assets	10,962,407	22,416,087
Non-current assets
Property and equipment	123,226	19,307
Right-of-use of assets (Note 5)	1,004,839	-
Investments (Note 3)	9,239,381	8,136,943
Investment in associate (Note 4)	3,028,818	3,214,662
Deposits	161,153	-
Total non-current assets	13,557,417	11,370,912
Total assets	24,519,824	33,786,999

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 12)	5,478,605	2,151,111
Current portion of lease obligations (Note 6)	159,299	-
Due to related parties (Note 12)	26,834	25,882
Total current liabilities	5,664,738	2,176,993
Non-current liabilities
Lease obligations (Note 6)	919,252	-
Total liabilities	6,583,990	2,176,993
Shareholders' equity
Share capital (Note 7)	98,539,933	87,804,670
Options reserve (Notes 7 and 8)	5,742,043	2,268,450
Warrants reserve	1,843,488	1,843,488
RSUs reserve (Note 7 and 10)	9,857,231	4,150,202
PSUs reserve (Notes 7 and 11)	3,877,188	744,158
Shares to be issued (Note 7)	-	50,000
Deficit	(101,924,049)	(65,250,962)
Total shareholders' equity	17,935,834	31,610,006
Total liabilities and shareholders' equity	24,519,824	33,786,999

Nature of operations and going concern (Note 1)

Commitments (Note 19)

Subsequent events (Note 20)

Approved and authorized for issuance on behalf of the Board of Directors on August 13, 2026:

"Olivier Roussy Newton"	Director	"Lionel de Saint Exupery"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
1

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Operations and Comprehensive Loss (Expressed in Canadian dollars) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Revenue (Note 13)	-	65,497	-	315,497
Expenses
Business development, marketing, and promotion (Note 12)	2,111,539	173,146	4,126,754	349,678
Consulting fees	78,407	60,179	600,209	121,249
Depreciation	61,232	401	110,142	401
General and administrative (Note 18)	683,528	189,863	1,223,575	287,211
Professional fees (Note 12)	4,407,248	541,348	5,845,929	1,187,606
Research and development (Note 12)	2,944,867	419,985	4,957,456	713,526
Share-based compensation (Notes 8,10,11, and 12)	7,764,424	538,232	19,364,263	1,145,240
Transfer agent, regulatory, and listing fees	123,924	37,291	300,031	139,556
Wages and benefits (Note 12)	137,448	71,927	243,395	138,880
Total expenses	18,312,617	2,032,372	36,771,754	4,083,347
Loss before other income (expense)	(18,312,617)	(1,966,875)	(36,771,754)	(3,767,850)
Other income (expense)
Foreign exchange gain (loss)	(114,140)	20,321	(215,874)	9,549
Interest income	50,681	79	153,525	79
Interest expense (Note 6)	(31,515)	(143)	(61,258)	(376)
Share of loss of equity accounted investee (Note 4)	(113,448)	-	(185,844)	-
Unrealized gain on investments (Note 3)	1,775,887	-	408,118	-
Total other income (expense)	1,567,465	20,257	98,667	9,252
Net loss and comprehensive loss for the period	(16,745,152)	(1,946,618)	(36,673,087)	(3,758,598)
Loss per share, basic and diluted	(0.12)	(0.01)	(0.26)	(0.03)
Weighted average number of common shares outstanding, basic and diluted	141,435,683	132,489,839	141,105,999	132,306,541

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
2

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars) (unaudited)

	Share capital		Options reserve $	Warrants reserve $	RSUs reserve $	PSUs reserve $	Shares to be issued $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $
Balance, December 31, 2025	140,400,930	87,804,670	2,268,450	1,843,488	4,150,202	744,158	50,000	(65,250,962)	31,610,006
Shares issued for cash	579,800	4,465,233	-	-	-	-	-	-	4,465,233
Share issuance costs	-	(873,706)	-	-	-	-	-	-	(873,706)
Shares issued for options exercised	227,500	184,761	(91,636)	-	-	-	(50,000)	-	43,125
Shares issued for vested RSUs	877,500	4,618,975	-	-	(4,618,975)	-	-	-	-
Shares issued for vested PSUs	275,000	2,340,000	-	-	-	(2,340,000)	-	-	-
Share-based compensation	-	-	3,565,229	-	10,326,004	5,473,030	-	-	19,364,263
Net loss for the period	-	-	-	-	-	-	-	(36,673,087)	(36,673,087)
Balance, June 30, 2026	142,360,730	98,539,933	5,742,043	1,843,488	9,857,231	3,877,188	-	(101,924,049)	17,935,834

	Share capital		Options reserve $	Warrants reserve $	RSUs reserve $	Shares to be issued $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $
Balance, December 31, 2024	131,833,688	45,553,931	1,890,026	498,876	640,813	-	(40,645,089)	7,938,557
Shares issued for options exercised	485,000	394,908	(193,783)	-	-	-	-	201,125
Shares issued for warrants exercised	40,437	28,969	-	(12,794)	-	-	-	16,175
Shares issued for vested RSU's	195,000	289,250	-	-	(289,250)	-	-	-
Proceeds received for options exercised	-	-	-	-	-	40,000	-	40,000
Share-based compensation	-	-	235,080	-	910,160	-	-	1,145,240
Net loss for the period	-	-	-	-	-	-	(3,758,598)	(3,758,598)
Balance, June 30, 2025	132,554,125	46,267,058	1,931,323	486,082	1,261,723	40,000	(44,403,687)	5,582,499

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
3

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian dollars) (unaudited)

	Six months ended June 30, 2026 $	Six months ended June 30, 2025 $
Operating activities
Net loss for the period	(36,673,087)	(3,758,598)
Items not involving cash:
Depreciation	110,142	401
Foreign exchange translation loss (gain)	35,723	(6,217)
Interest expense	61,258	-
Share of loss of equity accounted investee	185,844	-
Share-based compensation	19,364,263	1,145,240
Unrealized gain on investments	(408,118)	-
Changes in non-cash operating working capital:
Other receivables	(24,336)	29,088
Prepaid expenses and deposits	106,889	(177,116)
Accounts payable and accrued liabilities	3,327,494	(524,318)
Deferred revenue	-	(315,497)
Net cash used in operating activities	(13,913,928)	(3,607,017)
Investing activities
Acquisition of investments	(694,320)	-
Proceeds from deposit	-	5,751
Purchase of property and equipment	(122,502)	(12,033)
Net cash used in investing activities	(816,822)	(6,282)
Financing activities
Repayment of lease obligations	(113,876)	-
Proceeds from issuance of common shares	4,465,233	-
Share issuance costs	(873,706)	-
Proceeds from stock options exercised	43,125	241,125
Proceeds from warrants exercised	-	16,175
Net cash provided by financing activities	3,520,776	257,300
Change in cash	(11,209,974)	(3,355,999)
Cash, beginning of period	20,939,224	9,336,892
Cash, end of period	9,729,250	5,980,893

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
4

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

BTQ Technologies Corp. ("the Company") was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia). The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, Canada, V7Y 1B3. The Company's common shares trade on both Cboe Canada and Nasdaq under the ticker symbol "BTQ".

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the period ended June 30, 2026, the Company has not generated any revenues, has a net loss of $36,673,087, and has negative cash flow from operations of $13,913,928. As at June 30, 2026, the Company has an accumulated deficit of $101,924,049. The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, "Interim Financial Reporting" and using the accounting policies consistent with those in the audited financial statements as at and for the year ended December 31, 2025 except as detailed below.

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical cost, except for certain financial assets and liabilities that are measured at fair value.

Basis of Presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BTQ AG, a company incorporated in the Principality of Liechtenstein, BTQ Technologies Australia Pty Ltd., a company incorporated in Australia, and BTQ Technologies (USA) Ltd. a company incorporation in the State of Delaware, U.S.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Leases

Under IFRS 16 - Leases, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date for leases greater than 12 months. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Right-of-use assets are subsequently depreciated over lesser of useful economic life and the remaining term of the lease and are carried at cost less accumulated depreciation and impairment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently reduced by lease payments net of interest expense calculated using the effective interest method.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease.

The termination of the lease is accounted for as a decrease in the scope of the lease with remaining lease liability and right-of-use assets derecognized and any gain or loss relating to the termination is recognized in the consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

Amendments to the Classification and Measurement of Financial Instruments ("Amendments to IFRS 9 and IFRS 7")

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 which clarify the date of recognition and derecognition of some financial assets and liabilities with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for certain instruments with contractual terms that can change cash flows such as instruments with features linked to the achievement of environment, social and governance targets; and update the disclosures for equity instruments designated at FVOCI. Amendments to IFRS 9 and IFRS 7 is effective for periods beginning on or after January 1, 2026. The Company adopted these amendments on January 1, 2026, and they did not have a material impact on the Company's condensed interim consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company's consolidated financial statements.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

3. INVESTMENTS

$
Balance, December 31, 2025	8,136,943
Additions	694,320
Unrealized gain	408,118
Balance, June 30, 2026	9,239,381

During the year ended December 31, 2022, the BTQ AG invested $63,915 (US$50,000) in the form of a Simple Agreement for Future Equity ("SAFE") in the Holonym Foundation ("Holonym"), which is a public benefit corporation in the US. The investment is not traded in an active market.

On January 11, 2023, BTQ AG invested $13,314 (US$10,000) in the form of a SAFE into Cysic Inc., a private company in the US. The investment is not traded in an active market.

On November 18, 2025, the Company. invested $960,821 (KRW1,000,320,000) in the form of a SAFE into Genesis Quantum Inc., a private company in the US. The investment is not traded in an active market.

On December 15, 2025, the Company entered into an agreement in which it acquired 452,058 common shares of ICTK Co., Ltd., a publicly traded company in South Korea for $6,776,806. As at June 30, 2026, the fair market value of the investment was $7,507,011 (December 31, 2025 - $7,098,893), resulting in an unrealized gain of $408,118 for the six months ended June 30, 2026. The investment has a lock up period of two years.

On January 15, 2026, the Company invested $694,320 (US$500,000) in redeemable convertible preferred shares of Keypair Co. Ltd., a private company in South Korea. The investment is not traded in an active market.

The Company estimated the fair value of these investments and concluded that the carrying value approximates the fair value of the investments as at December 31, 2025 and June 30, 2026.

4. INVESTMENT IN ASSOCIATE

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement with QPerfect SA (“QPerfect”), wherein the Company acquired 217,865 QPerfect ordinary shares for $3,263,521 (€2,000,000). Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect which will be paid in cash and common shares of the Company. Refer to Note 20(a).

The Company holds a 15.29% interest in QPerfect over which the Company has determined that it holds significant influence as:

  the Company appointed a director to the Board of Directors and the director has the ability to veto or approve a number of management decisions.

Accordingly, the investment is accounted for using the equity method.

$
Balance, December 31, 2025	3,214,662
Share of net loss	(185,844)
Balance, June 30, 2026	3,028,818

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

5. RIGHT-OF-USE OF ASSETS

$
Cost:
Balance, December 31, 2025	-
Additions	1,096,398
Balance, June 30, 2026	1,096,398

Accumulated depreciation:
Balance, December 31, 2025	-
Additions	91,559
Balance, June 30, 2026	91,559

Carrying amounts:
As at December 31, 2025	-
As at June 30, 2026	1,004,839

6. LEASE OBLIGATIONS

$
Balance, December 31, 2025	-
Additions	1,096,398
Payments	(113,876)
Interest	61,258
Foreign exchange translation loss	34,771
Balance, June 30, 2026	1,078,551
Less: current portion	159,299
Non-current portion	919,252

On January 1, 2026, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset located in New York, USA, which expires on December 31, 2030. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 14%.

On May 15, 2026, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset located in Oregon, USA which expires on November 30, 2029. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 12.5%.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

7. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Share transactions during the six months ended June 30, 2026:

  During the six months ended June 30, 2026, the Company issued 579,800 common shares for proceeds of $4,465,233 under its base shelf prospectus supplement. In relation to the financing, the Company incurred share issuance costs of $873,706.

  During the six months ended June 30, 2026, the Company issued 227,500 common shares for proceeds of $93,125 pursuant to the exercise of stock options, of which $50,000 was received during the year ended December 31, 2025. The fair value of stock options exercised of $91,636 was transferred from options reserve to share capital.

  During the six months ended June 30, 2026, the Company issued 877,500 common shares pursuant to the settlement of vested restricted share units ("RSUs"). The fair value of vested RSUs of $4,618,975 was transferred from RSUs reserve to share capital.

  During the six months ended June 30, 2026, the Company issued 275,000 common shares pursuant to the settlement of vested performance share units ("PSUs"). The fair value of vested PSUs of $2,340,000 was transferred from PSUs reserve to share capital.

Share transactions during the six months ended June 30, 2025:

  During the six months ended June 30, 2025, the Company issued 485,000 common shares for proceeds of $201,125 pursuant to the exercise of stock options. The fair value of stock options exercised of $193,783 was transferred from options reserve to share capital.

  During the six months ended June 30, 2025, the Company issued 40,437 common shares for proceeds of $16,175 pursuant to the exercise of share purchase warrants. The fair value of share purchase warrants exercised of $12,794 was transferred from warrants reserve to share capital.

  During the six months ended June 30, 2025, the Company issued 195,000 common shares pursuant to the settlement of vested RSUs.

8. STOCK OPTIONS

The Company has a stock option plan (the "Plan") for directors, officers, employees, and consultants of the Company. Stock options are exercisable for periods of up to five years, as determined by the Board of Directors of the Company, to purchase common shares of the Company at a price not less than the discounted market price on the date of the grant. The maximum number of shares which may be issuable under the Plan cannot exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis. The following table summarizes the continuity of the Company's stock options:

	Number of stock options	Weighted average exercise price $
Outstanding, December 31, 2025	2,503,750	0.75
Granted	874,000	7.02
Exercised	(227,500)	0.41
Expired	(75,000)	0.35
Outstanding, June 30, 2026	3,075,250	2.57
Exercisable, June 30, 2026	1,241,250	2.10

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

8. STOCK OPTIONS (continued)

Additional information regarding stock options outstanding as at June 30, 2026, is as follows:

	Outstanding			Exercisable
Range of exercise prices $	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of stock options	Weighted average exercise price $
0.27	300,000	1.4	0.27	75,000	0.27
0.40 to 0.45	1,316,250	1.7	0.41	633,750	0.41
0.485 to 0.50	225,000	2.7	0.49	75,000	0.49
0.64 to 0.65	160,000	1.5	0.64	120,000	0.64
1.51	50,000	3.5	1.51	12,500	1.51
4.20	24,000	4.9	4.20	-	-
4.48	50,000	3.6	4.48	12,500	4.48
5.29	250,000	4.7	5.29	62,500	5.29
6.34	100,000	1.1	6.34	100,000	6.34
7.85	600,000	4.6	7.85	150,000	7.85
	3,075,250	2.6	2.57	1,241,250	2.10

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Risk-free interest rate	2.89%	2.76%
Expected life (in years)	5	5
Expected volatility	204%	220%

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $3,565,229 (2025 - $235,080) with a corresponding increase to options reserve. The weighted average fair value of stock options granted during the six months ended June 30, 2026 was $6.87 (2025 - $4.48) per option. The weighted average fair value of shares at the time of the stock option exercises during the six months ended June 30, 2026 was $5.89 (2025 - $3.33) per common share.

9. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of share purchase warrants:

	Number of warrants	Weighted average exercise price $
Outstanding, December 31, 2025 and June 30, 2026	306,673	7.94

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

9. SHARE PURCHASE WARRANTS (continued)

As at June 30, 2026, the following share purchase warrants were outstanding and exercisable:

Number of warrants outstanding	Exercise price $	Expiry date
167,785	4.09	December 19, 2029
138,888	12.60	July 11, 2030
306,673

10. RESTRICTED SHARE UNITS

A summary of the changes in RSUs is presented below:

Number of RSUs
Balance, December 31, 2025	3,409,800
Granted	2,382,000
Converted to shares	(877,500)
Balance, June 30, 2026	4,914,300
Unvested	3,414,500
Vested, June 30, 2026	1,499,800

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $10,326,004 (2025 - $910,160) with a corresponding increase to RSU reserve and $4,618,975 (2025 - $289,250) was transferred to share capital upon the vesting of 877,500 (2025 - 195,000) RSUs. The weighted average grant date fair value for RSUs granted during the six months ended June 30, 2026 was $6.62 per RSU (2025 - $3.39).

11. PERFORMANCE SHARE UNITS

The Company's Plan permits the granting of PSUs to certain eligible service providers from time to time. A summary of the changes in PSUs is presented below:

Number of PSUs
Balance, December 31, 2025	800,000
Issued	850,000
Settled for shares	(275,000)
Balance, June 30, 2026	1,375,000
Unvested	1,300,000
Vested, June 30, 2026	75,000

During the six months ended June 30, 2026, 850,000 PSUs (2025 - nil) were granted. During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $5,473,030 (2025 - $nil) with a corresponding increase to PSU reserve, and $2,340,000 (2025 - $nil) was transferred to share capital upon the vesting of 275,000 (2025 – nil) PSUs. The weighted average grant date fair value for PSUs granted during the six months ended June 30, 2026 was $7.85 per PSU (2025 - $nil).

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

12. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Key management personnel compensation during the six months ended June 30, 2026 and 2025 was comprised of the following:

	Six months ended June 30, 2026 $	Six months ended June 30, 2025 $
Business development	62,083	-
Professional fees	42,000	42,000
Wages and benefits	182,000	87,975
Total short-term benefits	286,083	129,975
Share-based compensation	3,359,150	35,610
	3,645,233	165,585

During the six months ended June 30, 2026, the Company incurred research and development expenses of $592,058 (2025 - $nil) to its investment in associate.

As at June 30, 2026, the Company owed $136,462 (December 31, 2025 - $132,170) to the Chief Executive Officer of the Company, of which $109,628 (December 31, 2025 - $106,288) is included in accounts payable and accrued liabilities.

As at June 30, 2026, the Company owed $28,419 (December 31, 2025 - $26,534) to the President and director of the Company (appointed as President on January 1, 2026), which is included in accounts payable and accrued liabilities.

As at June 30, 2026, the Company owed $7,350 (December 31, 2025 - $nil) to the Chief Financial Officer of the Company, which is included in accounts payable and accrued liabilities.

As at June 30, 2026, the Company owed $10,664 (December 31, 2025 - $nil) to the Chief Strategy Officer of the Company, which is included in accounts payable and accrued liabilities.

As at June 30, 2026, the Company owed $70,278 (December 31, 2025 - prepaid expense of $203,970) to its investment in associate.

13. REVENUE

During the six months ended June 30, 2026, the Company earned license revenue of $nil (2025 - $315,497) from a company controlled by the former Chief Operating Officer of the Company.

A breakdown of the revenue is presented below:

	Six months ended June 30, 2026 $	Six months ended June 30, 2025 $
Major goods/service lines
Software license and related consulting services	-	315,497

Timing of revenue recognition
Software license and services transferred over time	-	315,497

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

14. SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30, 2026 $	Six months ended June 30, 2025 $
Non-cash investing and financing activities:
Fair value of stock options exercised transferred from options reserve to share capital	91,636	193,783
Fair value of warrants exercised transferred from warrants reserve to share capital	-	12,794
Shares issued for vested RSUs	4,618,975	289,250
Shares issued for vested PSUs	2,340,000	-
Net present value of lease obligations and right-of-use asset	1,096,398	-

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at June 30, 2026 and December 31, 2025 as follows:

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, June 30, 2026 $
Investments	7,507,011	-	1,732,370	9,239,381

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2025 $
Investments	7,098,893	-	1,038,050	8,136,943

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

The fair values of the Company's other financial instruments, which include cash, short-term investments, accounts payable and accrued liabilities, lease obligations, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at June 30, 2026 and December 31, 2025. The tables below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at June 30, 2026 and December 31, 2025.

As at June 30, 2026	TWD	KRW	US$
Cash	485,111	-	2,807,378
Investments	-	8,186,770,380	-
Accounts payable and accrued liabilities	(85,226)	-	(2,436,204)
Lease obligations	-	-	(759,008)
Total foreign currency financial assets and liabilities	399,885	8,186,770,380	(387,834)
Impact of a 10% strengthening or weakening of foreign exchange rate	39,989	818,677,038	(38,783)

As at December 31, 2025	TWD	KRW	US$
Cash	43,511	-	218,798
Investments	-	7,472,518,740	-
Accounts payable and accrued liabilities	(185,400)	-	(782,639)
Total foreign currency financial assets and liabilities	(141,889)	7,472,518,740	(563,841)
Impact of a 10% strengthening or weakening of foreign exchange rate	(14,189)	747,251,874	(56,384)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as at June 30, 2026 and December 31, 2025:

As at June 30, 2026	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	5,478,605	5,478,605	-
Lease obligations	1,447,351	298,483	1,148,868
Due to related parties	26,834	26,834	-
	6,952,790	5,803,922	1,148,868

As at December 31, 2025	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	2,151,111	2,151,111	-
Due to related parties	25,882	25,882	-
	2,176,993	2,176,993	-

16. CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, share-based payment reserve, and warrant reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2025.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Six Months Ended June 30, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

17. SEGMENTED INFORMATION

The Company has one operating segment, the research and development of computer-based technology related to post-quantum cryptography. The Company's head office is in Canada and operations are in Canada, United States, Australia, and Taiwan. Geographic information for non-current assets other than financial instruments is as follows:

June 30, 2026	Canada $	Australia $	United States $	Total $
Non-current assets
Property and equipment	3,007	16,599	103,620	123,226
Right-of-use asset	-	-	1,004,839	1,004,839

December 31, 2025		Canada $	Australia $	Total $
Non-current assets
Property and equipment		4,269	15,038	19,307
Revenue		315,497	-	315,497

18. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of general and administrative expenses for the six months ended June 30, 2026 and 2025:

	Six months ended June 30, 2026 $	Six months ended June 30, 2025 $
Insurance	252,477	38,493
IT and communications	179,092	4,425
Office and miscellaneous	307,298	75,650
Rent	208,150	136,888
Travel	276,558	31,755
	1,223,575	287,211

19. COMMITMENTS

As at June 30, 2026, the Company has the following contractual commitments for research and development and premises lease obligations:

$
2026	5,358,680
2027	4,059,155
2028	3,196,808
2029	1,777,230
2030	265,466

20. SUBSEQUENT EVENTS

(a) On July 7, 2026, the Company issued 2,195,929 common shares and paid $3,306,416 (EUR2,024,000) to complete the exercise of its option to acquire the remaining shares of QPerfect. Refer to Note 4.

(b) Subsequent to June 30, 2026, the Company issued 2,272,768 common shares for net proceeds of $12,628,295 under its base shelf prospectus supplement.

(c) Subsequent to June 30, 2026, the Company issued 56,250 common shares for proceeds of $24,750 pursuant to the exercise of stock options.

(d) Subsequent to June 30, 2026, the Company issued 195,000 common shares pursuant to the conversion of RSUs.

(e) Subsequent to June 30, 2026, the Company granted 250,000 RSUs to a consultant.